BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.
One Bryant Park
New York, New York 10036

January 31, 2012

VIA FACSIMILE

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form S-3 relating to Commercial Mortgage Pass-Through Certificates File No. 333-177707

Dear Ms. Hsu:

As requested in your comment letter dated December 27, 2011 to the captioned registration statement, the Registrant hereby provides the following acknowledgments:

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The Registrant acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•
The Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•
The Registrant also acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we anticipate that the above will fully address the request of the Commission, in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, Banc of America Merrill Lynch Commercial Mortgage Inc., hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on February 2, 2012, or as soon thereafter as practicable.

The undersigned is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement.

Very truly yours,

BANC OF AMERICA MERRILL LYNCH COMMERCIAL MORTGAGE INC.

By:	/s/ David S. Fallick
Name: David S. Fallick
Title: Attorney-in-Fact

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
One Bryant Park
New York, New York 10036

January 31, 2012

VIA FACSIMILE

Katherine Hsu, Esq.
Office Chief
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re :	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form S-3 relating to Commercial Mortgage Pass-Through Certificates File No. 333-177707

Dear Ms. Hsu:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of the Registrant, Banc of America Merrill Lynch Commercial Mortgage Inc., hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 12:00 p.m., Washington, D.C. time, on February 2, 2012 or as soon thereafter as practicable.

The undersigned is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned registration statement.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as principal underwriter

By:	/s/ David S. Fallick
Name: David S. Fallick
Title: Managing Director